JOHN M. WOODBURY, JR.
                                 Attorney at Law
                             358 Patterson Blvd. SW
                        Calgary, Alberta, Canada T3H 3K1
                               Tel: (403) 217-5532
                               Fax: (403) 217-5532
                           E-Mail: jmwoodbury@shaw.ca



                                February 8, 2005


Via EDGAR


Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549


Re:    Recom Managed Systems, Inc.
       Registration Statement on Form SB-2 (Pre-Effective Amendment No. 1) File Number 333-122296


Dear Mr. Mancuso:

This letter is being filed in response to your letter on behalf of the staff of the Securities and Exchange Commission (the "Commission") dated February 3, 2005 (the "Comment Letter") relating to the filing by the Recom Managed Systems, Inc. ("Recom") of its Registration Statement on form SB-2 originally filed on January 26, 2005. Concurrently with the filing of this letter via EDGAR, Recom has filed Pre-Effective Amendment No. 1 to that registration statement (the "Registration Statement") pursuant to which it has revised to notes to the filing fee table as requested in the Comment Letter per the undersigned's discussion with Mr. Eduardo Aleman of your office.

Pursuant to the Comment Letter, Recom hereby supplementally confirms to the SEC its understanding that in the event adjustment provisions described in the notes to the fee table or elsewhere in the Registration Statement require Recom to issue more common shares than it is registering in the Registration Statement, for reasons other than those stated in Rule 416 of the Securities Act of 1933, Recom will file a new registration statement to register those additional shares.

Please contact the undersigned at (403) 217-5532 should you have any questions or comments.

                                                Very truly yours,

                                                /s/ John M. Woodbury, Jr.

                                                John M. Woodbury, Jr.